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SEC 1815
(11-2002)
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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **September, 2004**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...**X**..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Royal Standard Minerals Inc.
(Registrant)
By:**\s\ Roland M. Larsen**
(Signature)*


Date: September 8, 2004   **President & CEO**

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106   TSX.V:RSM
LISTED: STANDARD & POORS   OTCBB:RYSMF

GOLDWEDGE PROJECT, NYE COUNTY, NEVADA DECLINE DEVELOPMENT

FOR IMMEDIATE RELEASE

SPARKS, NEVADA, SEPTEMBER 8, 2004, ROYAL STANDARD MINERALS INC. (RSM)

The decline development program has continued to improve the daily rate of decline construction, the underground program has advanced the length of the decline to approximately 480 feet. The first crosscut has commenced and will include the construction of more than 500 feet of the across strike section and testing of all of the known and undiscovered gold mineralized structural zones near the 6720 level.

The crosscut is expected to traverse at least five (5) gold mineralized zones previously identified through drilling and will evaluate an area that was recently drill tested by RSM. The objectives of the underground program are to measure the widths and average grade of each gold zone, assess the gold mineralization controls, evaluate the rock properties and the mining conditions. This effort will be followed by detailed sampling of each of the gold bearing zones for metallurgical analysis. This work is expected to commence this month, September, 2004.

Another objective of the crosscut is to test the entire width of the structural zone that is believed to be greater than 100 feet wide. In addition to the higher grade gold intervals there is interest in the long sections of lower grade gold mineralization that occurs marginal to the higher grade intervals encountered in the drilling. This occurrence is demonstrated by the results of drill hole 04-02 (refer to PR 5-25-04) that has cut what is believed to be a nearly complete section of the mineralized structural zone that includes gold mineralization (0.100-10+ ppm gold) within a 330' interval (70' to 400', to the bottom of the drill hole).

Continued gravity testing of drill cuttings from the RSM drill holes indicates that the majority of the gold within this portion of the deposit may be recoverable with gravity methods. In addition, drill hole sample gold assay grades may reflect lower gold grades than the returns achieved from the recent gravity testing of larger samples selected for gravity analysis of the assayed intervals.

The Company has nearly completed the construction of the silt ponds for future water containment. The construction of an onsite laboratory scale gravity testing facility is in progress.

RSM is an exploration and pre-development company with advanced gold projects in Nevada.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information
Please call Roland Larsen @ (804) 580-8107 or FAX @ (804) 580-4132
Visit our website at Royal-Standard.com